# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: John Hancock GA Senior Loan Trust, CIK 0001742951
CUSIP: 000000000
Title of class of securities: Common Shares of Beneficial Interest
Address of issuer's principal executive offices: 197 Clarendon Street, Boston, Massachusetts (MA), 02116
Date of event which requires filing of this statement: 08/29/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001776660

## Reporting persons
- Manulife Life Insurance Company: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Japan (M0); sole voting power 2,881,272; shared voting power 0; sole dispositive power 2,881,272; shared dispositive power 0; aggregate amount beneficially owned 2,881,272 (5.1% of the class)

## Item 1. Issuer
Name of issuer: John Hancock GA Senior Loan Trust
Address of issuer's principal executive offices: 197 Clarendon Street, Boston, Massachusetts 02116

## Item 2. Person Filing
Name of person filing: Manulife Life Insurance Company
Address of principal business office or, if none, residence: Marunouchi Trust Tower North 15, F 1-8-1, Marunouchi Chiyoda- KU Tokyo MO, 100-00005
Citizenship: Japan

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Insurance Company

## Item 4. Ownership
Amount beneficially owned: 2,881,272
Percent of class: 5.1
Sole power to vote or to direct the vote: 2,881,272
Shared power to vote or to direct the vote: 0.00
Sole power to dispose or to direct the disposition: 2,881,272
Shared power to dispose or to direct the disposition: 0.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Manulife Life Insurance Company is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- Manulife Life Insurance Company: /s/ Betsy Anne Seel, Betsy Anne Seel, by Power of Attorney (09/03/2025)